PETER J. WALL GREGORY J. SMITH GEORGE W. MUELLER JAMES E. BOSIK STEVEN F. MUELLER ROBERT T. COSGROVE GRETCHEN L. AULTMAN DONALD D. FARLOW	BURNS, WALL, SMITH AND MUELLER, P.C. Suite 800 303 East Seventeenth Avenue Denver, Colorado 80203-1299 Telephone (303) 830-7000 Telecopier (303) 830-6708	Of Counsel THOMAS M. BURNS ANTHONY VAN WESTRUM Special Counsel JOHN D. AMEN ROBERT B. NEECE JACK M. MERRITTS JAMES C. FATTOR
May 15, 2006

VIA EDGAR (Correspondence Only – Not for Filing)

H. Roger Schwall, Assistant Director
Tracie Towner
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

RE:      Unioil
            Annual Report on Form 10-KSB for the Fiscal Year
            Ended December 31, 2004
            Commission File No. 0-10089

Dear Mr. Schwall and Ms. Towner:

          In our last correspondence to you we indicated that Unioil was still diligently trying to complete and file its Form 10-KSB for the fiscal year ending December 31, 2005. That report was filed on Friday, May 12, 2006. Because it was filed after business hours, the official filing date on the notice received from the SEC is indicated as May 15, 2006.

          As previously reported to you, portions of Unioil’s financial statements for 2004 and earlier years have been restated as indicated in the 2005 Form 10-KSB which we believe will address some of the comments you have made concerning the Form 10-KSB for the fiscal year ended December 31, 2004.

          Of course, if you have any questions or comments, please contact me.

                                                                                          Very truly yours,

                                                                                          BURNS, WALL, SMITH AND MUELLER, P.C.

                                                                                          By     /s/ Jack M. Merritts

                                                                                                   Jack M. Merritts

JMM/dkl
cc:       Unioil
            Charles E. Ayers, Jr., President

            Comiskey & Company, P.C.
            Jennifer Maliar, C.P.A.